

Mail Stop 7010

January 15, 2007

By U.S. Mail and facsimile to (516) 977-3056

Jacques Mot
Chief Executive Officer
Plastinum Polymer Technologies Corp.
10100 Santa Monica Blvd., Suite 300
Los Angeles, CA 90067

> **Re:** **Plastinum Polymer Technologies Corp.**
> **Form SB-2**
> **Filed January 9, 2008**
> **File No. 333-148593**

Dear Mr. Mot:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note Russell Bedford Stefanou Mirchandani LLP is not included on the PCAOB list of registered accounting firms as of January 3, 2008. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits any person that is not a registered public accounting firm from preparing or issuing an audit report with respect to any issuer. We do not note any Forms 8-K with Item 4.01 disclosure. Please tell us how you have complied with PCAOB Rule 2100 and Rule 10-01(d) of Regulation S-X with respect to the annual and interim financial statements included in your Form SB-2 and periodic reports.

As appropriate, please amend your registration statement in response to this comment.   Please furnish a cover letter that is filed on EDGAR with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Terence O'Brien, Accounting Branch Chief at (202) 555-3355 with any questions relating to the above comment or me at (202) 551-3767, with any other questions regarding the processing of the registration statement.

Sincerely,

Jennifer Hardy
Legal Branch Chief

CC: Alan C Ederer, Esq.
       Westerman Ball Ederer Miller & Sharstein, LLP